UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                                 to

Commission file number:     1-15168

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

CERIDIAN CORPORATION

3311 East Old Shakopee Road

Minneapolis, MN  55425

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office)

Ceridian Corporation

Savings and Investment Plan

Index to Financial Statements, Schedules, and Exhibits

Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements - December 31, 2004 and 2003

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004

Signature

Exhibits

Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
the Retirement Committee of
Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits of the Ceridian Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Minneapolis, Minnesota

June 21, 2005

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Investments at fair value:

Ceridian Corporation common stock	$5,450	$6,778

Mutual funds	193,187	155,525

Loans receivable from participants	4,489	3,705

Total investments	203,126	166,008

Cash	18	30

Participant contributions receivable	608	—

Employer contributions receivable	1,104	—

Net assets available for benefits	$204,856	$166,038

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Additions:
Additions to net assets attributed to:
Dividends	$3,654	$1,982
Interest	181	178
Net appreciation (depreciation) in fair value of investments including realized gains (losses)	17,139	28,721
	20,974	30,881
Contributions:
Participant	23,124	19,978
Employer	10,854	8,755
	33,978	28,733

Total additions	54,952	59,614

Deductions:
Benefits paid to participants	16,354	12,553

Net increase before transfers	38,598	47,061

Net transfers (to) from other plans	220	281

Increase in net assets available for benefits	38,818	47,342

Net assets available for benefits:
Beginning of year	166,038	118,696
End of year	$204,856	$166,038

See accompanying notes to financial statements.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2004 and 2003

(1)           Summary of Significant Accounting Policies

(a)           Basis of Presentation and Use of Estimates

The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan, as amended (the “Plan”), have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

(b)           Custodian of Investments

Under the terms of a trust agreement between T. Rowe Price Trust Company (the “Trustee”) and Ceridian Corporation (the “Company”), the Trustee holds, manages and invests contributions to the Plan and income therefrom in funds selected by the Company’s Retirement Committee to the extent directed by participants in the Plan.  The Trustee carries its own banker’s blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

(c)           Investments

Investments are stated at fair value.  Investments in common stock are valued at closing prices published in the Consolidated Transaction Reporting System of the New York Stock Exchange.  Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers.  Loans receivable from participants are valued at principal amount which approximates fair value.  Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program.  Purchases and sales of securities are recorded on a trade date basis.  Dividends on mutual funds are recorded on the payment date.

(d)           Costs and Expenses

Fees paid by the Plan for investment management services are included as a reduction of the return earned on each mutual fund as described in the mutual fund prospectus and financial statements.

Costs and expenses of administering the Plan are paid by the Company and affiliated companies who have adopted the Plan (“Adopting Affiliates”).

(e)           Risks and Uncertainties

The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.

(2)           Description of the Plan

The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes provisions under Section 401(k) of the Code allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax basis through payroll deductions.  The Plan was established for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company.  The Plan is administered by the Company through its Director, Executive Compensation and 401(k) Plans, and through its Retirement Committee, which is appointed by the Chief Executive Officer of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder (“ERISA”).

(3)           Participant Accounts and Vesting

The Trustee maintains an account for each participant, including participant directed allocations to each investment fund.  Each participant’s account is credited with the participant’s contribution and allocation of any employer contribution, less loans and withdrawals, based on the direction of the participant and includes Plan net return on the participant directed investments.  Participants are immediately vested in their pretax contributions and employer basic matching contributions, including the net return thereon.  All participants performing one or more hours of service after December 31, 2001 are fully vested in their performance-based matching contributions.  Participants who did not perform an hour of service after December 31, 2001 vest in the performance-based matching contribution in accordance with the following schedule:

Years of Employment	Vested Interest
Less than 2 years	0%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

Any forfeiture of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future employer matching contributions.  Forfeitures available to reduce future employer contributions amounted to $122,000 at December 31, 2004 and $50,000 at December 31, 2003.

(4)           Contributions

Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 40% of their compensation in any pay period, subject to certain limitations.  The Code limited the total salary deferral contributions for any participant year to $13,000 in 2004 and $12,000 in 2003 and provided that no participant may make annual deferral contributions to the Plan from salary in excess of $205,000 in 2004 or $200,000 in 2003.  These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations.  Participants who were at least age 50 by the end of the contribution year were permitted to make contributions in excess of the Code limits of up to $3,000 for 2004 and $2,000 for 2003.

The Company and Adopting Affiliates made basic monthly matching contributions totaling $10,854,000 for 2004 and $8,755,000 for 2003 and did not declare a year-end performance matching contribution for either year.  The basic monthly matching contributions for 2004 and 2003 were determined on the basis of 100% of participant salary deferrals up to 3% of eligible compensation and 50% of participant salary deferrals on the next 2% of eligible compensation.  The year-end performance-based matching contribution is at the discretion of the Company.

(5)           Withdrawals and Distributions

Participants who are still employed by the Company or one its Adopting Affiliates may withdraw from their Plan account for “financial hardship,” as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old.  Participants may also withdraw amounts that were rolled into the Plan from another qualified plan or IRA.  Distributions are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)           Loans

Participants may borrow up to 50% of their salary deferral contributions and investment earnings on those contributions.  Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made.  Participants may not have more than two loans outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks.  Each loan is approved by the Plan administrator or a delegate, and the Trustee maintains a loan receivable account for any participant with an outstanding loan.

(7)           Income Tax Status

The Plan received a favorable determination letter regarding the Plan’s tax qualification dated February 25, 2004 from the Internal Revenue Service stating that the Plan was qualified under the provisions of Section 401(a) of the Code, and that the trust established thereunder was thereby exempt from federal income taxes under Section 501(a) of the Code.  The Company believes the Plan continues to operate in compliance with the applicable requirements of the Code.

(8)           Party-in-interest

The Trustee is a party-in-interest with respect to the Plan.  In the opinion of the Trustee and Plan Sponsor, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under Section 408(b) of ERISA.

The Plan holds shares of Ceridian Corporation common stock and records realized gain or loss and net unrealized appreciation or depreciation on these securities.

(9)           Net Transfers (to) from Other Plans and Receivable from Other Plans

Net transfers from other plans for the years ended December 31, 2004 and 2003 resulted from the merger with the Plan of plans acquired in connection with business combinations.

(10)         Investments

The following table presents individual investment programs whose carrying values represent 5% or more of the Plan’s net assets available for benefits at the end of each of the respective years (dollars in thousands):

	2004	2003
T. Rowe Price New Horizons Fund	$23,898	$19,743
T. Rowe Price Capital Appreciation Fund	20,542	15,451
T. Rowe Price Equity Index Trust Fund	21,352	18,403
T. Rowe Price Balanced Fund	12,646	10,525
T. Rowe Price Equity Income Fund	22,344	17,755
T. Rowe Price Small-Cap Value Fund	25,829	17,803
T. Rowe Price Summit Cash Reserves Fund	27,742	27,559

The following table presents the net appreciation (depreciation) on fair value of investments including realized gains (losses) for each major class of the of the Plan’s investments for each of the respective years (dollars in thousands):

	2004	2003
Ceridian Corporation Common Stock	$(739)	$2,155
Mutual Funds	17,878	26,566
Total	$17,139	$28,721

(11)         Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the plan or discontinue contributions with respect to any one or more participating employers.  Upon termination or discontinuance of contributions, employer contribution amounts in participant accounts, which have not vested, will become vested.  Thereafter, full distribution of each fund may be made to participants by lump sum payment.

CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

(Dollars in thousands)

Description		Shares or Face Value	Cost	Current Market Value

Ceridian Corporation Common Stock	*	298,129	$5,022	$5,450

Mutual Funds
T. Rowe Price New Horizons Fund	*	817,303	18,544	23,898

T. Rowe Price Capital Appreciation Fund	*	1,053,994	16,627	20,542

T. Rowe Price Equity Index Trust Fund	*	624,863	17,821	21,352

T. Rowe Price Balanced Fund	*	641,940	11,286	12,646

T. Rowe Price Equity Income Fund	*	840,335	19,790	22,344

T. Rowe Price Small-Cap Value Fund	*	723,898	17,981	25,829

T. Rowe Price Summit Cash Reserves Fund	*	27,741,604	27,742	27,742

T. Rowe Price International Discovery Fund	*	148,473	3,805	4,845

T. Rowe Price Science & Technology Fund	*	228,837	4,386	4,371

Janus Growth & Income Fund		310,677	8,893	10,001

ABN AMRO Veredus Aggressive Growth Fund		124,976	1,910	2,347

UBS International Equity Fund		912,399	7,476	8,923

PIMCO Total Return Fund		782,327	8,409	8,347

Loans Receivable from Participants (Range of interest rates 4.00% to 10.99%)	*			4,489

			$169,692	$203,126

*Represents party-in-interest.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERIDIAN CORPORATION
SAVINGS AND INVESTMENT PLAN

Date: June 28, 2005
By: Ceridian Corporation Retirement Committee
its Named Fiduciary

	By:	/s/ David B. Kuhnau
David B. Kuhnau
Secretary of the Ceridian Corporation
Retirement Committee
Vice President and Treasurer
of Ceridian Corporation

EXHIBIT INDEX

Exhibit	Description	Code

23.01	Consent of Independent Registered Public Accounting Firm	E

99.01	Ceridian Corporation Savings and Investment Plan – Fourth Declaration of Amendment	E

99.02	Ceridian Corporation Savings and Investment Plan – Seventh Declaration of Amendment	E

Legend:  (E)   Electronic Filing